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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STEINER LEISURE LIMITED
(Name of Issuer)

COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
(Title of Class of Securities)

P8744Y 10 2
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. P8744Y 10 2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Leonard I. Fluxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	SOLE VOTING POWER 1,204,789(*)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,204,789(*)
	8	SHARED DISPOSITIVE POWER 0

        (*) The beneficial ownership reported herein for the Reporting Person includes 1,199,789 shares issuable upon exercise of            currently exercisable options granted under the issuer's Amended and Restated 1996 Share Option and Incentive Plan.

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,204,789(*)

(*) The beneficial ownership reported herein for the Reporting Person includes 1,199,789 shares issuable upon exercise of currently exercisable options granted under the issuer's Amended and Restated 1996 Share Option and Incentive Plan.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.82%
12	TYPE OF REPORTING PERSON IN

Item 1(a).    Name of Issuer:

Steiner Leisure Limited

Item 1(b).    Address of Issuer's Principal Executive Offices:

Suite 200
700 South Dixie Highway
Coral Gables, Florida 33146

Item 2(a).    Name of Person Filing

Leonard I. Fluxman

Item 2(b).    Address of Principal Business Office

Suite 200
700 South Dixie Highway
Coral Gables, Florida 33146

Item 2(c).    Citizenship:

United States

Item 2(d).    Title of Class of Securities:

Common shares, par value US$0.01 per share.

Item 2(e).    CUSIP Number:

P8744Y 10 2

Item 3.    If This Statement is Filed Pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), Check whether the Person Filing is a:

None of the categories is applicable to the undersigned.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:

1,204,789 shares of common stock (*)

(*) The beneficial ownership reported herein for the Reporting Person includes 1,199,789 shares issuable upon exercise of currently exercisable options granted under the issuer's Amended and Restated 1996 Share Option and Incentive Plan.

(b)    Percent of class:

6.82%

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote

1,204,789(*)

(ii)    Shared power to vote or to direct the vote

0

(iii)    Sole power to dispose or to direct the disposition of

1,204,789(*)

(iv)    Shared power to dispose or to direct the disposition of

0

(*) The beneficial ownership reported herein for the Reporting Person includes 1,199,789 shares issuable upon exercise of currently exercisable options granted under the issuer's Amended and Restated 1996 Share Option and Incentive Plan.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.    Identification and Classification of Members of the Group.

N/A

Item 9.    Notice of Dissolution of Group.

N/A

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2004

By: /s/ LEONARD I. FLUXMAN

Title: President and Chief Executive Officer

Leonard I. Fluxman